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                                                                    EXHIBIT 11.1

                 MEDICAL DEFENSE HOLDING CO. AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

                For the Years Ended December 31, 1996 and 1995
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                                                                            1996         1995
                                                                            ----         ----

           Weighted average common shares outstanding.................   1,019,602     1,019,602

           Weighted average common stock options
             expressed as common stock equivalents....................  23,281,244    23,980,378

           Weighted average common shares outstanding.................  24,300,846    24,999,980

           Net (loss) income (applicable to common  stock) (1)........ $(5,501,042)  $ 1,198,665

           Earnings per common share (1).............................. $     (0.23)  $      0.05
                                                                       ===========   ===========
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(1)  Net income per common share is computed using net income divided by the weighted average number of common shares and common share equivalents outstanding. All of the Company's outstanding shares of preferred stock are convertible to common stock at a ratio of two shares of common stock for each one share of preferred stock. Since the Company's preferred stock has no stated dividend rate, and thus, no effective yield, these securities are considered common stock equivalents for the purpose of computing net income per common share.

     Other than the preferred stock discussed above, the Company does not have any other potentially dilutive stocks. Therefore, the computations for fully diluted net income per common share are not presented since the results do not differ from primary net income per common share.

     Net income per share information is not computed for the periods ending December 31, 1994 and 1993, as the conversion of MDA to a stock insurance company and a wholly-owned subsidiary of MDHC was not completed until June 26, 1995, and therefore, all of the earnings for those periods are attributable to the preconversion earnings of MDA. In addition, the net income of $617,713 recorded by the subsidiary as of June 30, 1995, is virtually entirely attributable to preconversion results and, therefore, is also excluded for 1995 earnings per share presentation purposes.